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1746 (11-02)     information contained in this form are not required to respond
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                       UNITED STATES                       OMB APPROVAL
                                                     ---------------------------
             SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0145
                                                     ---------------------------
                   Washington, D.C. 20549            Expires: December 31, 2005
                                                     ---------------------------
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                                                     hours per response . . .11
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Bluefly, Inc.
     ---------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    096227103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                  Mathew Hoffman, Esq.          Eleazer Klein, Esq.
          Prentice Capital Management, LP    Schulte Roth & Zabel LLP
           623 Fifth Avenue, 32nd Floor          919 Third Avenue
                New York, NY 10022              New York, NY 10022
                  (212) 756-8040                  (212) 756-2376

     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2006
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 2 of 16 Pages
-----------------------------------------                   --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[_]
                                                                         (b)[X}
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF             0
  SHARES        ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
 OWNED BY
  EACH                 30,386,297
REPORTING       ----------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      30,386,297
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        30,386,297
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [_]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 3 of 16 Pages
-----------------------------------------                   --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[_]
                                                                         (b)[X}
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

NUMBER OF             0
  SHARES        ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
 OWNED BY
  EACH                 30,386,297
REPORTING       ----------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      30,386,297
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        30,386,297
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [_]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 4 of 16 Pages
-----------------------------------------                   --------------------

     This Schedule 13D is being filed by Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.01 per share, of Bluefly, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share, of the Company. The Company's principal executive office is located at 42 West 39th Street, New York, NY 10018.

Item 2. Identity and Background.

     (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

      (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

      (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd. Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

      (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 5 of 16 Pages
-----------------------------------------                   --------------------

     (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The 30,386,297 Shares reported in this Schedule 13D were acquired by private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities. The aggregate purchase price for the 30,386,297 Shares was $24,916,763.54. Prentice Capital Management and Mr. Zimmerman do not directly own any Shares. The funds and managed accounts purchased the Shares with their investment capital.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons purchased the Shares because of their belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Except as otherwise set forth below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Under the Purchase Agreement (defined below), the Prentice Parties (defined below) have the right to assign the Purchase Agreement to any of their affiliates without the prior written consent of any of the other parties to the Purchase Agreement.

     Pursuant to a Purchase Agreement dated as of June 5, 2006 (the "Purchase Agreement"), and a related letter agreement, the Company agreed to sell to entities affiliated with the Reporting Persons (the "Prentice Parties"), Maverick Fund USA, Ltd., Maverick Fund, L.D.C., and Maverick Fund II, Ltd. (collectively, the "Maverick Parties"), 60,772,594 Shares at a price of $0.82 per share in a private placement (the "Private Placement"). The aggregate purchase price was $49,833,527.08, half of which was paid by the Prentice Parties and the other half of which was paid by the Maverick Parties. In addition, certain holders of the Series D Convertible Preferred Stock exercised preemptive rights to purchase their proportionate

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 6 of 16 Pages
-----------------------------------------                   --------------------

percentage of the shares (203,016 Shares) issued in the Private Placement. The closing of the Private Placement occurred on June 15, 2006 (the "Closing Date").

     Pursuant to the Purchase Agreement, Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investments, LLC ("SFM" and, together with QIP, the "Soros Parties") converted (the "Conversion") all of their outstanding Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock (collectively, the "Preferred Stock") into shares of the Company's Common Stock on the Closing Date.

     The Purchase Agreement contains the agreement of the Prentice Parties, the Soros Parties and the Maverick Parties that each will not, without the approval of a majority of the independent directors of the Company (i) for a period of three years from the Closing Date, purchase or acquire, or agree to purchase or acquire, any shares of capital stock of the Company, subject to certain exceptions, including exceptions for the (x) the purchase of shares pursuant to their Right of First Refusal (as defined below) and, (y) after eighteen months from the Closing Date, a purchase by the Prentice Parties or the Maverick Parties of shares of capital stock up to a level which does not equal or exceed the lesser of (A) 30% of the outstanding shares of Common Stock of the Company at the time of such purchase, or (B) one share of Common Stock of the Company less than the number of shares of Common Stock of the Company as is beneficially owned by the Soros Parties at the time of such purchase; or a purchase by the Soros Parties of shares of capital stock in an amount up to 15% of the outstanding shares of Common Stock on the Closing Date, (ii) for a period of five years from the Closing Date, except as provided in the Voting Agreement or the Purchase Agreement, join a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, including a group consisting of the Prentice Parties and the Maverick Parties for the purpose of acquiring, holding or voting any shares of capital stock of the Company, or (iii) for a period of three years from the Closing Date, seek to commence a proxy contest or other proxy solicitation for the purposes of modifying the composition of the Board of Directors of the Company (the "Board of Directors").

     The Purchase Agreement further provides that, subject to certain limited exceptions, the Prentice Parties, the Soros Parties and the Maverick Parties will not, for a period of six (6) months after the Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Company.

     The Purchase Agreement also provides a right of first refusal (the "Right of First Refusal") to the Prentice Parties, the Soros Parties and the Maverick Parties to provide the financing in any private placement of the Company's Common Stock that the Company seeks to consummate within one year of the Closing Date. The Right of First Refusal is subject to certain maximum ownership restrictions and certain other exceptions set forth in the Purchase Agreement.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 7 of 16 Pages
-----------------------------------------                   --------------------

     Under the terms of the Purchase Agreement, the Company has agreed to use its commercially reasonable best efforts to (i) prepare and file with the Commission a registration statement (the "Registration Statement") to register the resale of the shares of Common Stock sold in the Private Placement within 120 days of the Closing Date and (ii) cause the Registration Statement to be declared effective by the Commission within 180 days of the Closing Date. The Company will be liable for certain penalties set forth in the Purchase Agreement for the failure to meet such filing and effective date deadlines. The Prentice Parties and the Maverick Parties also received certain "piggy-back" registration rights covering the Common Stock purchased in the Private Placement.

     The Prentice Parties have agreed to enter into a voting agreement (the "Voting Agreement") with the Company, the Soros Parties and the Maverick Parties on the Closing Date, whereby the Prentice Parties will have the right to designate one designee to the Board of Directors, the Soros Parties will have the right to designate three designees to the Board of Directors and the Maverick Parties will have the right to designate one designee, in each case subject to minimum ownership thresholds and subject to compliance with applicable Nasdaq rules. The Voting Agreement will also provide that one designee of the Prentice Parties, one designee of the Soros Parties and one designee of the Maverick Parties will have the right to serve on the Compensation Committee and the Governance and Nominating Committee of the Board of Directors, subject to compliance with Nasdaq's rules regarding independent directors serving on such committees, or Nasdaq's transitional rules, to the extent applicable. If the Company establishes an Executive Committee, the designees of the Prentice Parties, the Soros Parties and the Maverick Parties will be entitled to also serve on such committee.

     By virtue of the terms of the Voting Agreement, the Reporting Persons, the Soros Parties and the Maverick Parties may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Reporting Persons, the Soros Parties and the Maverick Parties are not acting as a "group", and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Shares beneficially owned by the Soros Parties and the Maverick Parties.

     The foregoing descriptions of the Purchase Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 4 and which have been filed as exhibits to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2006.

Item 5. Interest in Securities of the Company.

     (a) Prentice Management may be deemed to beneficially own, in the aggregate, 30,386,297 Shares, representing approximately 23.9% of the Company's outstanding

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 8 of 16 Pages
-----------------------------------------                   --------------------

Common Stock (based upon the 127,081,364 Shares outstanding after the consummation of the Private Placement). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 30,386,297 Shares representing approximately 23.9% of the Company's outstanding Common Stock.

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 30,386,297 Shares.

     (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     As described in Item 4 above, the Prentice Parties agreed to purchase Shares pursuant to a Purchase Agreement with the Company as of June 5, 2006 and a related letter agreement.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A - The Joint Filing Agreement dated June 15, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - The Stock Purchase Agreement dated June 5, 2006 is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 9 of 16 Pages
-----------------------------------------                   --------------------

Exhibit C - The Form of Voting Agreement is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006.

Exhibit D - The Letter Agreement dated June 14, 2006 signed by the Prentice Parties in respect of the Purchase Agreement.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 10 of 16 Pages
-----------------------------------------                   --------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006

PRENTICE CAPITAL MANAGEMENT, LP



By:/s/ Michael Weiss
   -------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN



By:/s/ Michael Zimmerman
   -------------------------------
   Michael Zimmerman

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 11 of 16 Pages
-----------------------------------------                   --------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Bluefly Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 15, 2006

PRENTICE CAPITAL MANAGEMENT, LP



Dated: June 15, 2006

PRENTICE CAPITAL MANAGEMENT, LP



By:/s/ Michael Weiss
   -------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN



By:/s/ Michael Zimmerman
   -------------------------------
   Michael Zimmerman

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 12 of 16 Pages
-----------------------------------------                   --------------------


                                   EXHIBIT D

                                LETTER AGREEMENT


                                  June 14, 2006


Bluefly, Inc.
42 West 39th Street, 9th Floor
New York, NY 10018
Attention:  Patrick Barry

RE: ASSIGNMENT OF STOCK PURCHASE AGREEMENT BY PRENTICE-BLUEFLY, LLC TO ITS AFFILIATED ENTITIES

Dear Mr. Barry:

      Reference is hereby made to the Stock Purchase Agreement, dated as of June 5, 2006 (the "Purchase Agreement"), by and among Bluefly, Inc. (the "Company"), Prentice-Bluefly, LLC ("Prentice-Bluefly") and certain other parties thereto pursuant to which, among other things, on the Closing Date (as defined in the Purchase Agreement), the Company shall issue and sell to Prentice-Bluefly, and Prentice-Bluefly shall acquire from the Company, an aggregate of 30,487,805 shares (the "Shares") of the Company's common stock for an aggregate purchase price of $25,000,000.

      Pursuant to Section 10.6 of the Purchase Agreement, Prentice-Bluefly has the right to assign the Purchase Agreement to one or more affiliates. Prentice-Bluefly is hereby assigning the Purchase Agreement (including the registration rights set forth under Section 6.1 thereof) to its affiliated entities set forth on Exhibit A attached hereto (each such entity being referred to as an "Investor" and collectively as the "Investors"), and each Investor is hereby assuming all rights, interests and obligations of Prentice-Bluefly under the Purchase Agreement but limited as to the number of Shares to be acquired by such Investor on the Closing Date as set forth opposite such Investor's name on Exhibit A attached hereto.

      Each Investor, severally but not jointly, (i) agrees to be bound by all of the provisions of the Purchase Agreement and (ii) makes each representation and warranty to the Company set forth in Article V of the Purchase Agreement. The address of each Investor is set forth opposite its name on Exhibit A.

      By executing a counterpart to this letter, the Company hereby consents to the assignment of the Purchase Agreement by Prentice-Bluefly to the Investors and acknowledges that each Investor shall be deemed to be a "New Investor" under the Purchase Agreement.

                                   Sincerely,

                                   PRENTICE BLUEFLY, LLC

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 13 of 16 Pages
-----------------------------------------                   --------------------


                                    By:  /s/ Patrick C. Barry
                                         ---------------------------------
                                         Name:  Patrick C. Barry
                                         Title: Chief Operating Officer and
                                                Chief Financial Officer



                                    PRENTICE CAPITAL PARTNERS, LP

                                    By:  Prentice Capital GP, LLC


                                    By:  /s/ Michael Weiss
                                         ---------------------------------
                                         Name:  Michael Weiss
                                         Title: Managing Director



                                    PRENTICE CAPITAL PARTNERS QP, LP

                                    By:  Prentice Capital GP, LLC


                                    By:  /s/ Michael Weiss
                                         ----------------------------------
                                         Name:  Michael Weiss
                                         Title: Managing Director



                                    PRENTICE CAPITAL OFFSHORE, LTD.

                                    By:  Prentice Capital Management, LP, its
                                         investment manager


                                    By:  /s/ Michael Weiss
                                         ----------------------------------
                                         Name:  Michael Weiss
                                         Title: Chief Financial Officer



                                    GPC XLIII, LLC

                                    By:  Prentice Capital Management, LP, its
                                         advisor


                                    By:  /s/ Michael Weiss
                                         ----------------------------------
                                         Name:  Michael Weiss
                                         Title: Chief Financial Officer

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 14 of 16 Pages
-----------------------------------------                   --------------------


                                    PEC I, LLC

                                    By:  Prentice Capital Management, LP, its
                                         manager


                                    By:  /s/ Michael Weiss
                                         ----------------------------------
                                         Name:  Michael Weiss
                                         Title: Chief Financial Officer



                                    S.A.C. CAPITAL ASSOCIATES, LLC
                                    By:  S.A.C. Capital Advisors, LLC


                                    By:  /s/ Peter A. Nussbaum
                                         ----------------------------------
                                         Name:  Peter A. Nussbaum
                                         Title: General Counsel




ACKNOWLEDGED AND AGREED
TO BY:

BLUEFLY, INC.


By:  /s/ Patrick C. Barry
     ----------------------------------
     Name:  Patrick C. Barry
     Title: Chief Operating Officer and Chief Financial Officer

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 15 of 16 Pages
-----------------------------------------                   --------------------


                                    EXHIBIT A

NAME OF INVESTOR                                      NUMBER OF SHARES*
----------------                                      ----------------
Prentice Capital Partners, LP                         819,512 (2.688%)
c/o Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

Prentice Capital Partners QP, LP                      4,051,220 (13.288%)
c/o Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

Prentice Capital Offshore, Ltd.                       9,081,707 (29.788%)
c/o Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

S.A.C. Capital Associates, LLC                        11,476,829 (37.644%)
c/o S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
Attn: Peter A. Nussbaum

with a copy to:

Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

GPC XLIII, LLC                                        2,009,756 (6.592%)
c/o Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

PEC I, LLC                                            3,048,781 (10%)
c/o Prentice Capital Management, L.P.
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Attn: Mathew B. Hoffman

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.  096227103                                        Page 16 of 16 Pages
-----------------------------------------                   --------------------


*Based on a $25,000,000 investment for 30,487,805 shares of common stock of the Company. To the extent the investment amount is reduced as a result of the exercise of preemptive rights by holders of the Company's Series D Preferred Stock, each Investor shall be allocated the percentage of the total investment amount set forth next to its share total.